Mail Stop 0306


May 2, 2005






Mr. Kevin T. Lusardi
Vice President and Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, NJ 07039

	RE:	Milestone Scientific Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 1-14053

Dear Mr. Lusardi:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Year Ended December 31, 2004

Notes to Consolidated Financial Statements - Page F-8

Note B-8. Revenue Recognition - Page F-9
1. We note that "revenue is recognized net of discounts and allowances when title passes at the time of shipment and collectibility is reasonably assured and the company has no further performance obligations." Do post-shipment obligations, such as installation, set-up or customer acceptance, affect the timing of revenue recognition? Describe the significant terms of your agreements with independent sales representatives, including payment, price protection, return, exchange, and other significant matters. Explain and support when you believe it is appropriate to recognize revenue to independent sales representatives. Refer to SAB 104 and SFAS 48 as necessary.

2. Supplementally tell us more about the purchase and pricing options
available to your customers.  Do contracts set forth fixed prices for
purchases of products?  Do these prices change over time?  If so, how
are changes in prices over the term of the contracts, if any,
accounted for?   Do prices charged vary between customers?  Do you
offer discounts? Consider SAB 104 when drafting your response as applicable.

3. In this regard, we note you implemented a sales program in the first quarter of 2005 which you will provide a one year supply of hand pieces free to customer that purchase a CompuDent unit. Supplementally tell us how you are accounting for this program. Confirm that you are classifying the expense of the free disposables in cost of sales. Refer to EITF 00-22 in your response.

4. Tell us how warranty costs are estimated at the time of shipment.
If material, revise future filings comply with the disclosure requirements of paragraph 14 of FASB Interpretation No. 45.

Note I. Stockholder`s Equity - Page F-13

5. In each transaction involving the issuance of warrants, please tell us and expand your disclosures in future filings to explain how each issuance was valued. Address both the method and the significant assumptions applied.




*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1931 with any other questions.

							Sincerely,


							Angela J. Crane
							Branch Chief
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Kevin T. Lusardi
Milestone Scientific Inc.
May 2, 2005
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